SEC Form 4

FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* LaViolette, Paul A (Last) (First) (Middle) One Boston Scientific Place (Street) Natick, MA 01760-1537 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Boston Scientific Corporation (BSX) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) December 9, 2002 5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Sr. Vice President & Group President Cardiology

7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				18,245	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

LaViolette, Paul A - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (Right to Buy)	$42.5100	12/09/2002	A |	(A) 60,000	Varies (1) | 12/09/2012	Common Stock - 60,000		60,000	D
Stock Option (Right to Buy)	$13.8750				Varies (2) | 05/09/2005	Common Stock - 225,000		225,000	D
Stock Option (Right to Buy)	$24.8125				Varies (3) | 05/05/2007	Common Stock - 170,000		170,000	D
Stock Option (Right to Buy)	$20.7813				12/19/1998 | 12/19/2007	Common Stock - 28,000		28,000	D
Stock Option (Right to Buy)	$24.8750				12/23/1999 | 12/23/2008	Common Stock - 15,000		15,000	D
Stock Option (Right to Buy)	$35.7500				Varies (4) | 04/19/2009	Common Stock - 40,000		40,000	D
Stock Option (Right to Buy)	$28.3125				Varies (5) | 05/09/2010	Common Stock - 60,000		60,000	D
Stock Option (Right to Buy)	$17.0000				Varies (6) | 07/25/2010	Common Stock - 60,000		60,000	D
Stock Option (Right to Buy)	$12.2500				Varies (7) | 12/06/2010	Common Stock - 134,000		134,000	D
Stock Option (Right to Buy)	$25.0000				Varies (8) | 12/17/2011	Common Stock - 30,000		30,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

By: /s/ Lawrence J. Knopf, Attorney-in-fact ________________________________ 12-10-2002 ** Signature of Reporting Person Date Paul A. LaViolette Page 2 SEC 1474 (3-99)

LaViolette, Paul A - December 2002
Form 4 (continued)

FOOTNOTE Descriptions for Boston Scientific Corporation BSX

Form 4 - December 2002

Paul A LaViolette
One Boston Scientific Place

Natick, MA 01760-1537

Explanation of responses:

(1)   Grant to the reporting person of an option to buy a specified number of shares of Common Stock exercisable 25% on December 9, 2003, 50% on December 9, 2004, 75% on December 9, 2005 and 100% on December 9, 2006, the anniversary date of the grant.
(2)   Grant to the reporting person of an option to buy a specified number of shares of Common Stock which became exercisable for 10% of the aggregate amount on May 9, 1996, 30% on May 9, 1997, 50% on May 9, 1998, 75% on May 9, 1999 and 100% on May 9, 2000, the anniversary date of this grant.
(3)   Grant to the reporting person of options to buy a specified number of shares of Common Stock which become exercisable for 10% of the aggregate amount on May 5, 1999, 30% on May 5, 2000, 50% on May 5, 2001, 75% on May 5, 2002 and 100% on May 5, 2003, the anniversary date of this grant.
(4)   Grant to the reporting person of an option to buy a specified number of shares of Common Stock exercisable for 25% of the aggregate amount on April 19, 2000, 50% on April 19, 2001, 75% on April 19, 2002 and 100% on April 19, 2003, the anniversary date of the grant.
(5)   Grant to the reporting person of an option to buy a specified number of shares of Common Stock exercisable 25% on May 9, 2001, 50% on May 9, 2002, 75% on May 9, 2003 and 100% on May 9, 2004, the anniversary date of the grant.
(6)   Grant to the reporting person of an option to buy a specified number of shares of Common Stock exercisable 25% on July 25, 2001, 50% on July 25, 2002, 75% on July 25, 2003 and 100% on July 25, 2004, the anniversary date of the grant.
(7)   Grant to the reporting person of an option to buy a specified number of shares of Common Stock exercisable in approximately equal annual increments on December 6, 2001, 2002 and 2003, the anniversary date of this grant.
(8)   Grant to the reporting person of an option to buy a specified number of shares of Common Stock exercisable 25% on December 17, 2002, 50% on December 17, 2003, 75% on December 17, 2004 and 100% on December 17, 2005, the anniversary date of the grant.

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